Exhibit 99.5 SRK Consulting (Canada) Inc. 205 – 2100 Airport Drive Saskatoon, Saskatchewan, Canada S7L 6M6 T: +1.306.955.4778 saskatoon@srk.com www.srk.com

Project number: 3CD014.006

Toronto, December 21, 2018

To:
British Columbia Securities Commission, as Principal Regulator
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Securities, Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Toronto Stock Exchange

CONSENT OF AUTHOR

I, Oy Leuangthong, PhD, PEng, do hereby consent to the public filing of the technical report titled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada” (the “Technical Report”) with an effective date of December 21, 2018 by Denison Mines Corp. (“Denison”).

I also consent to the use of any extracts from, or the summary of, the Technical Report in the management’s discussion and analysis for the three and nine months ended September 30, 2018 dated November 9, 2018 (the “MDA”) and in the related press release of Denison dated November 12, 2018 (the “Press Release”, and with the MDA, the “Disclosure”).

I certify that I have read the Disclosure and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 21st day of December, 2018.

[“Original signed”]
Oy Leuangthong, PhD, PEng
Principal Consultant (Geostatistics)

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